Yellow Media Inc.
16 Place du Commerce, Nuns’ Island
Verdun, Québec
Canada H3E 2A5
October 24, 2012

VIA EDGAR SUBMISSION AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Donald Field and Mr. Justin Dobbie

Re: Yellow Media Inc. Form T-3 filed on August 31, 2012 (File No.: 022-28978)

Dear Messrs. Field and Dobbie:

On behalf of Yellow Media Inc. (“Yellow Media” or “the Company”) and its subsidiaries, we are submitting responses to the comments on Yellow Media’s Application on Form T-3 filed August 31, 2012 (the “Application”) set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 19, 2012.  Responses are numbered to correspond to those in the comment letter.  For your convenience, the comments are repeated below.

1.  Please have each guarantor/obligor identified on the cover page file an application on Form T-3 and confirm that each such guarantor/obligor has provided the information required by the form.  For guidance, refer to Section 303(12) of the Trust Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

RESPONSE:  The Company will file a Form T-3 for each guarantor/obligor identified on the cover page as set forth in Section 303(12) of the Trust Indenture Act of 1939 and confirms that each guarantor has provided the information required by the form.

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On behalf of Yellow Media, the undersigned acknowledges that (a) Yellow Media is responsible for the adequacy and accuracy of the disclosure in the Form T-3; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC or any person from taking any action with respect to the Form T-3; and (c) Yellow Media may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you or your Staff have any questions concerning the above responses, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact our legal counsel Louis Somma, Esq. at (212) 841-0460.

Sincerely,

/s/ François D. Ramsay
François D. Ramsay
Senior Vice President – General Counsel and Secretary

cc:           Jane Goldstein, Esq.
Louis T. Somma, Esq.
Ropes & Gray LLP